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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 333-7182-01

                                   CEZ, a.s.

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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic

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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F. [X]             Form 40-F. [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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The following information was filed by CEZ, a.s. in Czech language with the
Prague Stock Exchange as required by its rules and regulations:

CEZ ACQUIRES HEAT PIPELINES IN NORTHERN BOHEMIA

The CEZ energy corporation and Czech Energy Holding, a.s. (CEH), a company controlled by Patrik Tkac, One of the founders and partners of the financial group J&T, have agreed on implementing a transaction by which the operational business units of United Energy, a.s. (controlled by CEH), which safeguard the supply of heat for the regions of Chomutov, Teplice, Klasterec nad Ohri, Kadan, and Bilina, will already be integrated into the group structure of CEZ, a.s. in the course of 2006.

The specific terms of this transaction await finalization in the upcoming weeks.

The transaction primarily concerns pipelines for hot water distribution which supply household consumers in the above cities; the heat is provided by power plants in the ownership of CEZ - Tusimice, Prunerov, and Ledvice - so that it is in the interests of the energy corporation to also hold ownership of the distribution network for this heat.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              CEZ, a.s.
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                                              (Registrant)

Date: May 19, 2006

                                                   /s/ Libuse Latalova
                                              By: ------------------------------
                                                        Libuse Latalova
                                                  Head of Finance Administration